UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

MYnd Analytics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62857N202

(CUSIP Number)

May 28, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]: Rule 13d-1(b)

[X]: Rule 13d-1(c)

[  ]: Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62857N202	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Steven Emerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 694,121*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 694,121*
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,121*
10	CHECK BCHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.46%
12	TYPE OF REPORTING PERSON IN

*	Represents the aggregate of 659,415 shares held by J. Steven Emerson Roth IRA and 34,706 shares held by Emerson Partners. Reporting person has voting and dispositive power over the shares held by these entities.

CUSIP No. 62857N202	SCHEDULE 13G	Page 3 of 5

ITEM 1

(a)	Name of Issuer

MYnd Analytics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

26522 La Alameda
Mission Viejo, CA 92691

ITEM 2

(a)	Names of Persons Filing

John Steven Emerson

(b)	Address of Principal Business Office or, if none, Residence

1522 Ensley Avenue
Los Angeles, CA 90024

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

62857N202

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 62857N202	SCHEDULE 13G	Page 4 of 5

ITEM 4	Ownership

Ownership information is incorporated by reference through items (5) through (9) and (11) of the cover page.

ITEM 5	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8	Identification and Classification of Members of the Group

Not applicable.

ITEM 9	Notice of Dissolution of Group

Not applicable.

CUSIP No. 62857N202	SCHEDULE 13G	Page 5 of 5

ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2019

/s/ John Steven Emerson
John Steven Emerson